

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 SEP -8 AM 7:21

29 August 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



03029799

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 August 2003 as published in the South China Morning Post in Hong Kong on 29 August 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

Encl

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

On 27 August 2003, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2003 which will be published in the newspapers in PRC on 29 August 2003. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 27 August 2003, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2003 which will be published in the newspapers in PRC on 29 August 2003. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2003 – UNAUDITED

	For the six months ended 30 June			
	2003		2002	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	38,995	322,766	39,151	324,051
Less: Cost of sales	(14,725)	(121,880)	(16,841)	(139,395)
Business tax & surcharge	(1,892)	(15,660)	(1,936)	(16,023)
Profit from principal activity	22,378	185,226	20,374	168,633
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(328)	(2,715)	(187)	(1,546)
Administrative expenses	(2,688)	(22,249)	(2,078)	(17,201)
Add: Financial income	201	1,664	261	2,158
Operating profit	19,563	161,926	18,370	152,044
Add: Investment gain/(loss)	112	927	(188)	(1,554)
Subsidy	–	–	–	–
Non-Operating income	151	1,250	259	2,142
Less: Non-Operating expenses	–	–	(4)	(37)
Gross Profit	19,826	164,103	18,437	152,595
Less: Income tax	(6,508)	(53,867)	(6,148)	(50,888)
Minority interests	–	–	–	–
Net Profit	13,318	110,236	12,289	101,707

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA HAS ACCOUNTED FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE SIX MONTHS ENDED 30 JUNE 2003 IN ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 August 2003